

Rachel Shapiro · 3rd



Founder/President at Do Well Do Good Corp. Paradigm Shifter, Food System Advocate, Community Organizer, and Facilitator

Lake Worth, Florida, United States · 345 connections · Contact info

Do Well Do Good Corp.

Experience



Founder/President
Do Well Do Good Corp. · Full-time
Nov 2020 – Present · 2 mos
Lake Worth Beach, FL

We offer a shared use kitchen and food hall coupled with culinary skills programs to shift the conversation around food security and economic opportunities in the 33311 zip code.



Owner
Integrous Health Solutions · Self-employed
Apr 2011 – Present · 9 yrs 9 mos

Integrous Health Solutions creates a supportive environment designed to give you the foundation you need to achieve your personal health goals. Resident health coach, Rachel Shapiro, is a graduate of the Institute for Integrative Nutrition and has studied all the major dietary and nutritional theories. By combining practical lifestyle coaching methods with engaging wc ...see more



Executive Director
Heal the Planet Together, Inc.
Apr 2015 – Jul 2018 · 3 yrs 4 mos
Ft. Lauderdale, FL

At Heal the Planet our mission is to educate and empower the next generation of children and adults about the power of their daily choices and the huge impact these choices have on their own health and the well-being and sustainability of the planet and all it's inhabitants.

Education



Jim Moran Institute
Certificate in Nonprofit Executive Management, Nonprofit Management
2018 – 2018

The NPEP is focused on growth, leadership expertise, and financial success. While examining business fundamentals, strategies and best practices from the perspective of a business leader, a broad range of topics was covered including finance, marketing, technology, and leadership.



Institute for Integrative Nutrition
Certificate in Holistic Health Coaching and Nutrition, Holistic Health, Complete
2010 – 2011

Volunteer experience



Chair of the Board
Florida Food Policy Council
Apr 2016 – Oct 2020 • 4 yrs 7 mos
Health

The Florida Food Policy Council is a statewide organization working towards a more resilient and accessible food system in the state of Florida.



Vice Chair
Florida Food Policy Council
Oct 2020 – Present • 3 mos
Civil Rights and Social Action

I'm supporting the Chair in all things operations for the org.

Skills & endorsements

Wellness · 30



Endorsed by **Mendy Cleveland, who is highly skilled at this**

Wellness Coaching · 24

Austen Amacker, Commercial Photographer and 23 connections have given endorsements for this skill

Austen Amacker, Commercial Photographer and [illegible] connections have given endorsements for this skill

Holistic Health · 20

Austen Amacker, Commercial Photographer and 19 connections have given endorsements for this skill

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